02047306

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2002

ECTEL LTD.
(Exact name of Registrant as specified in its charter)

43 Hasivim Street • Petah Tikva 49130 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is ECtel Ltd.'s press release announcing its second quarter 2002 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ______________________
Richard Gilden for Avi Goldstein,
pursuant to authorization

Dated: July 24, 2002

ECTEL SUSTAINS MOMENTUM WITH STRONG Q2 AND FIRST HALF PERFORMANCE

25% rise in revenues yields 20% increase in net income with 59% gross margin

Petah Tikva, Israel – July 23, 2002 – ECtel Ltd. (NASDAQ: ECTX), a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks, today reported operating results for the second quarter and first half ended June 30, 2002.

Second Quarter 2002 Highlights	Q2 2002 $'000	Q2 2001 $'000	Quarterly Change
Revenues	24,228	19,311	25%
Gross Profit	14,415	11,019	31%
Net Income (1)	4,434	3,705	20%
Diluted EPS (1)	0.24	0.21	13%

(1) Excluding stock-based compensation

Results of the Second Quarter

Revenues for the second quarter ended June 30, 2002 increased by 25% to a record $24.2 million from $19.3 million in the second quarter of 2001. Gross profit in the second quarter increased by 31% to $14.4 million compared with $11.0 million for the same period in 2001, after giving effect to reclassification of royalties to the Office of the Chief Scientist from sales and marketing expenses to cost of sales, in accordance with guidelines set forth in an SEC release.

Operating income (excluding stock-based compensation) for the second quarter of 2002 rose 23% to $4.4 million compared with $3.6 million in the same period of 2001. Stock-based compensation for the quarter was $116,000 compared with $673,000 for the second quarter of 2001. Net income (excluding stock-based compensation) rose by 20% to $4.4 million, or $0.24 per fully diluted share, up from $3.7 million, or $0.21 per fully diluted share, for the corresponding quarter of 2001.

Results of the First Half

Revenues for the first six months ended June 30, 2002 increased by 26% to $47.3 million from $37.5 million in the first half of 2001. Gross profit for the period rose 31% to $28.1 million compared with $21.5 million for the same period last year, after giving effect to reclassification of royalties to the Office of the Chief Scientist (as explained above).

Operating income (excluding stock-based compensation) for the first half of 2002 increased by 23% to $8.6 million, compared with $7.0 million in the same period of 2001. Stock-based compensation for the first six months was $289,000 compared with $1,345,000 for the first half of 2001. Net income for the period (excluding stock-based compensation) increased by 19% to $8.7 million, or $0.47 per diluted share, up from $7.3 million, or $0.42 per fully diluted share for the first half of 2001.

Comments of Management

Commenting on the results, Aharon Shech, President and CEO of ECtel said: "Given today's difficult macro markets, we are especially proud to report another quarter of record revenues and profits, strong margins, and solid top- and bottom-line growth. These results prove that our products lead the field technologically, and that they are just as necessary – and perhaps even more essential -- in tough markets."

Mr. Shech continued, "FraudView™ continues to be our sales leader, as more and more telecom service providers seek to stop the fraud scams that rob them of their hard-earned revenues. Our major FraudView™ successes during the quarter included a new frame agreement with O_2 (formerly BT Cellnet), a 3-year frame agreement extension with Belgacom, and the sale of NGN FraudView™ to a new H3G (Hutchison) affiliate under our H3G frame agreement. We are also pleased by successful results from several Next-Gen QoS field tests that are being carried out by major telcos.

"The events of September 11th and the new emphasis on Homeland Security are driving a new level of demand and increased sales, as evident in the last few quarters, for all our government system products, with particularly strong demand for our newest Internet Networks monitoring solutions."

Mr. Shech concluded, "Overall, we are working to take full advantage of our favorable positioning in areas that are among the highest priorities for our customers. We continue pursuing an aggressive sales and marketing strategy and are extending the technological superiority of all our products. In parallel, we continue to evaluate new technology and application directions as sources of future revenues."

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Tuesday, July 23, 2002 at 10:00 am EDT; 9:00 am CDT; and 7:00 am PDT. To participate, please call the conference center approximately 10 minutes prior to conference time. We invite you to dial:

In the United States:	(800) 230-1096
In Israel:	1-800-286-285
In the United Kingdom:	0-800-169-8104
In Germany:	0-800-181-4332
All Other International Callers:	+1-612-288-0318

A digitalized replay of the teleconference will be available from 1:30 pm EDT July 23, 2002 through 11:59 pm EDT July 30, 2002. Please dial:

In the United States:	(800) 475-6701	**Access Code: 644675**
In Israel:	03-925-5936	**Access Code: None**
All Other International Callers:	++1-(320) 365-3844	**Access Code: 644675**

- - end -

Notes:

ECtel Ltd.

ECtel is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and NextGen telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform – multiple applications" approach enables fraud detection and prevention, law enforcement regulatory support, billing for inter-carrier traffic and services, and Quality of Service monitoring and management. Over 180 telcos and service providers in more than 60 countries -- including many of the world's leading blue-chip telecom service providers – as well as law enforcement agencies worldwide, have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks. ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

###

Contacts:

ECtel Ltd.
Avi Goldstein
Senior Vice President and CFO
Tel: 972-3-926-6112
Fax: 972-3-926-6103
Email: avig@ectel.com

ECtel Ltd.
Chris Denis
Investor Relations Coordinator
Tel: 954-351-4492
Fax: 954-351-4306
Email: chris.denis@ectel.com

ECtel Ltd.

Consolidated Statements of Income

$ in thousands except per share amounts

		Six months ended June 30,			Three months ended June 30,	
		2001	2002		2001	2002
		(Unaudited)			(Unaudited)	
Revenues		37,521	47,324		19,311	24,228
Cost of revenues	(*)	16,029	19,182	(*)	8,292	9,813
Gross profit	(*)	21,492	28,142	(*)	11,019	14,415
Research and development costs - net		4,976	6,692		2,327	3,365
Selling and marketing expenses	(*)	6,665	8,993	(*)	3,438	4,688
General and administrative expenses		2,841	3,862		1,626	1,915
Stock based compensation		1,345	289		673	116
Operating income		5,665	8,306		2,955	4,331
Financial income, net		(708)	(163)		(207)	(198)
Other income, net		(7)	(8)		(1)	(8)
Income before taxes on income		6,380	8,477		3,163	4,537
Taxes on income		275	16		84	211
Net income before cumulative effect of change in accounting principles		6,105	8,461		3,079	4,326
Cumulative effect of change in accounting principles		34	-		-	-
Net income		6,071	8,461		3,079	4,326
Basic earnings per share		0.37	0.48		0.19	0.24
Number of shares outstanding used to compute basic earnings per share		16,332,255	17,744,000		16,366,010	17,774,700
Diluted earnings per share		0.35	0.45		0.18	0.23
Weighted average number of shares outstanding used to compute diluted earnings per share		17,541,469	18,715,700		17,588,569	18,651,000

(*) 2001 Figures were reclassified to include royalties to Chief Scientist in cost of revenues instead of selling and marketing expenses

Adjusted net income	7,322	8,733	3,705	4,434
Adjusted basic earnings per share	0.45	0.49	0.23	0.25
Adjusted diluted earnings per share	0.42	0.47	0.21	0.24

Note: The above presentation of adjusted net income and adjusted net earnings per share (basic or diluted) has been adjusted to exclude non-cash charges for stock-based compensation.

Neither adjusted net income nor adjusted earnings per share (basic or diluted) is a measurement of financial performance under generally accepted accounting principles.

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	December 31, 2001 (Audited)	June 30, 2002 (Unaudited)
Assets		
Current assets:		
Cash and cash equivalents	40,525	47,630
Receivables:		
Trade	38,894	44,593
Other	2,227	3,735
Recoverable costs and estimated earnings, not yet billed	9,316	6,935
Inventories	6,909	5,243
Total current assets	97,871	108,136
Long-term deposits and receivables, net of current maturities	3,607	4,390
Property, plant and equipment		
Cost	9,193	10,069
Less - accumulated depreciation	4,136	4,900
	5,057	5,169
Goodwill	16,348	16,348
Other assets	1,290	1,501
Total assets	124,173	135,544

ECtel Ltd.
Consolidated Balance Sheets

$ in thousands

	December 31, 2001 (Audited)	June 30, 2002 (Unaudited)
Liabilities and shareholders' equity		
Current liabilities:		
Trade payables	2,805	3,726
Parent and fellow subsidiary companies, net	2,246	794
Other payables and accrued liabilities	20,574	22,902
Total current liabilities	25,625	27,422
Long-term liability:		
Liability for employee severance benefits, net	867	739
Total liabilities	26,492	28,161
Shareholders' equity:		
Share capital	209	210
Capital surplus	70,765	72,005
Retained earnings	26,707	35,168
	97,681	107,383
Total Liabilities and shareholders' equity	124,173	135,544